

SECURITI[illegible]ON

07001429

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~801-66248~~ 39814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2005 (MM/DD/YY) AND ENDING 10/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kelmoore Investment Company Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2465 E. BAYSHORE ROAD SUITE 300,
(No. and Street)

PALO ALTO, CA 94303
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHAWN K. YOUNG, CHIEF FINANCIAL OFFICER 650 354 3825
NORMAN H. MOORE, JR., EVP COMPLIANCE 650 354 3812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP
(Name – *if individual, state last, first, middle name*)

12667 Alcosta Blvd., Suite 500 San Ramon, CA 94583-4427
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORMAN H. MOORE JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELMOORE INVESTMENT COMPANY, INC, as of OCTOBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

SECRETARY OF THE CORPORATION

Title

Notary Public


LINDA F. VEGAS
Commission # 1704283
Notary Public - California
Santa Clara County
My Comm. Expires Dec 9, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELMOORE INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2006, 2005 AND 2004

Armanino McKenna LLP
Certified Public Accountants & Consultants



TABLE OF CONTENTS

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants
12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Kelmoore Investment Company, Inc.
Palo Alto, California

We have audited the accompanying balance sheet of Kelmoore Investment Company, Inc. as of October 31, 2006, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The balance sheet as of October 31, 2005, and the related statements of operations, stockholders' equity and cash flows for the years ended October 31, 2005 and 2004 were audited by other auditors, whose report dated January 26, 2006, expressed an unqualified opinion on those statements. As discussed in Note 11 to the financial statements, the Company has restated its 2005 and 2004 financial statements during the current year to reflect prior period adjustments. The other auditors reported on the 2005 and 2004 financial statements before the restatements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the financial position of Kelmoore Investment Company, Inc. at October 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Armanino McKenna LLP

ARMANINO McKENNA LLP

December 20, 2006



KELMOORE INVESTMENT COMPANY, INC.
Balance Sheets
October 31, 2006 and 2005

ASSETS

	2006	2005
Assets		
Cash and cash equivalents	$ 1,826,769	$ 4,249,293
Accounts receivable		
Brokers, dealers and clearing organizations	597,990	572,223
Due from employees	417,400	403,847
Other receivables	109,981	454,674
Investments		
Available for sale	52,553	126,834
Other	35,500	35,500
Prepaid expenses and other current assets	268,667	186,836
Property and equipment, net	87,686	257,355
Other assets	163,755	86,482
Total assets	$ 3,560,301	$ 6,373,044

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Liabilities		
Accounts payable		
Brokers, dealers and clearing organizations	$ 270,595	$ 346,512
Vendors and other	234,181	406,561
Accrued payroll and other expenses	497,056	2,932,351
Deferred revenue	157,505	-
Deferred rent	82,079	-
Other liabilities	-	2,882
Total liabilities	1,241,416	3,688,306
Commitments and contingencies (Note 8)		
Stockholders' equity		
Series A preferred stock, no par value, authorized: 60,000,000 issued and outstanding: 9,328,292 in 2006 and 9,316,292 in 2005 liquidation preference: $2,332,073 in 2006 and $2,329,073 in 2006	2,785,659	2,755,659
Common stock, no par value, authorized: 120,000,000 issued: 37,090,838 in 2006 and 37,102,838 in 2005 outstanding: 36,940,838 in 2006 and 36,952,838 in 2005	6,145,426	6,175,426
Treasury stock, at cost, 150,000 shares in 2006 and 2005	(150,000)	(150,000)
Accumulated other comprehensive loss	(60,099)	(85,818)
Accumulated deficit	(6,402,101)	(6,010,529)
Total stockholders' equity	2,318,885	2,684,738
Total liabilities and stockholders' equity	$ 3,560,301	$ 6,373,044

The accompanying notes are an integral part of these financial statements.

KELMOORE INVESTMENT COMPANY, INC.
Statements of Operations
For the Years Ended October 31, 2006, 2005 and 2004

	2006	(Restated) 2005	(Restated) 2004
Revenue			
Commissions	$ 3,194,446	$ 9,338,910	$ 14,512,175
Management advisory income	4,526,593	5,003,425	4,858,404
Interest and dividends	105,142	126,662	96,800
Realized trading losses	(21,813)	-	(132,984)
Unrealized trading gains	-	-	104,851
Other income	198,831	-	3,395,765
Total revenue	8,003,199	14,468,997	22,835,011
Expenses			
Compensation and benefits	4,218,679	7,893,546	8,615,240
Commissions	577,339	1,288,623	1,244,243
Advertising	537,158	1,375,524	1,615,940
Occupancy and related	729,180	1,377,484	1,421,360
Travel and lodging	165,914	631,485	727,501
Clearing charges	42,977	689,954	1,324,870
Professional fees	538,277	966,350	1,294,384
Auto expenses	254,383	342,942	440,292
Insurance	673,728	977,318	791,495
Meals and entertainment	110,917	347,472	536,029
Regulatory expenses	160,252	2,457,424	218,329
Depreciation	135,660	159,931	213,153
Postage and shipping	48,401	95,568	116,970
Mutual fund expenses	29,003	163,639	133,143
Other expenses	172,882	329,105	151,248
Total expenses	8,394,750	19,096,365	18,844,197
Income (loss) from operations	(391,551)	(4,627,368)	3,990,814
Other expense			
Interest expense	21	-	3,723
Income (loss) before income taxes	(391,572)	(4,627,368)	3,987,091
Income tax provision (benefit)	-	(174,663)	470,297
Net income (loss)	(391,572)	(4,452,705)	3,516,794
Change in unrealized loss on available-for-sale securities, net	2,342	6,400	(276)
Other comprehensive income (loss)	$ (389,230)	$ (4,446,305)	$ 3,516,518

The accompanying notes are an integral part of these financial statements.

KELMOORE INVESTMENT COMPANY, INC.
Statements of Stockholders' Equity
October 31, 2006, 2005 and 2004

	Series A Preferred Stock		Common Stock		Treasury Stock		Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, October 31, 2003	-	$ -	46,419,130	$ 8,948,376	-	$ -	$ (54,948)	$ (123,265)	$ (5,074,618)	$ 3,695,545
Deferred stock-based compensation, net of amortization	-	-	-	-	-	-	32,969	-	-	32,969
Reclassification adjustment, net	-	-	-	-	-	-	-	31,323	-	31,323
Change in unrealized loss on available-for-sale securities	-	-	-	-	-	-	-	(276)	-	(276)
Net income	-	-	-	-	-	-	-	-	3,516,794	3,516,794
Balance, October 31, 2004, restated	-	-	46,419,130	8,948,376	-	-	(21,979)	(92,218)	(1,557,824)	7,276,355
Acquisition of treasury stock	-	-	(150,000)	-	150,000	(150,000)	-	-	-	(150,000)
Common stock exchanged for preferred stock	9,316,292	2,755,659	(9,316,292)	(2,755,659)	-	-	-	-	-	-
Deferred stock-based compensation, net of amortization	-	-	-	(17,291)	-	-	21,979	-	-	4,688
Change in unrealized loss on available for sale securities	-	-	-	-	-	-	-	6,400	-	6,400
Net loss	-	-	-	-	-	-	-	-	(4,452,705)	(4,452,705)
Balance, October 31, 2005, restated	9,316,292	2,755,659	36,952,838	6,175,426	150,000	(150,000)	-	(85,818)	(6,010,529)	2,684,738
Common stock exchanged for preferred stock	12,000	30,000	(12,000)	(30,000)	-	-	-	-	-	-
Reclassification adjustment, net	-	-	-	-	-	-	-	23,377	-	23,377
Change in unrealized loss on available-for-sale securities	-	-	-	-	-	-	-	2,342	-	2,342
Net loss	-	-	-	-	-	-	-	-	(391,572)	(391,572)
Balance, October 31, 2006	9,328,292	$ 2,785,659	36,940,838	$ 6,145,426	150,000	$ (150,000)	$ -	$ (60,099)	$ (6,402,101)	$ 2,318,885

The accompanying notes are an integral part of these financial statements.

KELMOORE INVESTMENT COMPANY, INC.
Statements of Cash Flows
For the Years Ended October 31, 2006, 2005 and 2004

	2006	(Restated) 2005	(Restated) 2004
Cash flows from operating activities			
Net income (loss)	$ (391,572)	$ (4,452,705)	$ 3,516,794
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation	135,660	159,931	213,153
Deferred rent	82,079	-	-
Stock-based compensation	-	4,688	32,969
Net realized loss on sale of trading securities	-	-	101,661
Net unrealized gain on sale of trading securities	-	-	(104,851)
Net realized loss on sale of available-for-sale securities	21,813	-	31,323
Loss on disposal of property and equipment	35,473	-	-
Proceeds from sale of trading securities	-	-	19,320
Changes in operating assets and liabilities			
Accounts receivable	(39,320)	(54,947)	(165,401)
Other receivables	344,693	(343,406)	(57,912)
Prepaid expenses and other current assets	(81,831)	34,203	(54,945)
Deferred tax asset, net	-	199,983	(199,983)
Other assets	(77,273)	1,852	18,723
Accounts payable	(248,297)	(415,439)	106,611
Accrued payroll and other expenses	(2,435,295)	2,171,596	57,219
Income taxes payable	-	(87,972)	(33,973)
Deferred revenue	157,505	-	-
Other liabilities	(2,882)	-	-
Net cash provided by (used in) operating activities	(2,499,247)	(2,782,216)	3,480,708
Cash flows from investing activities			
Purchase of property and equipment	(1,464)	(58,839)	(110,250)
Proceeds from sale of available-for-sale securities	78,187	-	70,404
Net cash provided by (used in) investing activities	76,723	(58,839)	(39,846)
Cash flows from financing activities			
Payments on capital lease obligations	-	-	(72,828)
Increase (decrease) in cash and cash equivalents	(2,422,524)	(2,841,055)	3,368,034
Cash and cash equivalents at beginning of year	4,249,293	7,090,348	3,722,314
Cash and cash equivalents at end of year	$ 1,826,769	$ 4,249,293	$ 7,090,348
Supplemental cash flow activity			
Cash paid for income taxes	$ -	$ 348,360	$ 704,253
Cash paid for interest	$ -	$ -	$ 3,723
Summary of non-cash transactions			
Acquisition of treasury stock in exchange for forgiveness of receivable due from officer and shareholder	$ -	$ 150,000	$ -

The accompanying notes are an integral part of these financial statements.

KELMOORE INVESTMENT COMPANY, INC.
Notes to Financial Statements
October 31, 2006, 2005 and 2004

1. Nature of Business and Summary of Accounting Policies

Nature of business

Kelmoore Investment Company, Inc. (the "Company") was incorporated on November 1, 1978 under the laws of the State of California. The Company provides investment advisory or sub-advisory services to various types of clients and is a licensed NASD broker/dealer in 50 states with one office in Palo Alto, California.

The Company focuses on the strategy of generally seeking to maximize realized gains through the implementation of the Kelmoore Strategy®. The primary objective of the Kelmoore Strategy® is to maximize realized gains on certain equity securities by writing covered options on such securities in order to create cash flow that may be disbursed to clients or reinvested in client accounts.

The Company has also sponsored mutual funds. The mutual funds are comprised of Kelmoore Strategic Trust (the "Trust") and Kelmoore Strategic Variable Trust (the "Variable Trust" which was liquidated in December 2005) (collectively the "Mutual Funds"). The Trust currently operates three funds, the Kelmoore Strategy® Fund, Kelmoore Strategy® Eagle Fund and Kelmoore Strategy® Liberty Fund. The Variable Trust operated two funds, the Variable Strategy® Fund, and Variable Eagle Fund. Contracts between the Company and the Mutual Funds are reviewed and approved on an annual basis by independent members of the Trust.

Revenue recognition

Management advisory income is comprised of fees from investment management. Commissions primarily include fees from brokerage services provided to the Company's mutual funds. All of these fees are generally recognized over the period that the related service is provided. In addition, the Company is the investment advisor for the Mutual Funds and receives a fee calculated as a percentage of assets under management. The Company is also a shareholder in the Mutual Funds.

Management fees earned by the Company are based on the assets under management and the fee schedule for each account. Since management fees are based on assets under management, significant changes in the value of theses assets in the near term will have an impact on the fees earned by the Company in future periods.

Effective February 1, 2006, all managed accounts were moved into a wrap fee program and commissions are no longer charged on these accounts.

Other income earned in the year ended October 31, 2006 is comprised of reimbursements of salaries and expenses from the Trusts related to services provided by the Company to the Trusts. Other income earned in the year ended October 31, 2004 is comprised of amounts received as a result of a favorable outcome in legal proceedings in which the Company was involved.

1. Nature of Business and Summary of Accounting Policies (continued)

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Allowance for doubtful accounts

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided.

Investments

The Company accounts for investments under Financial Accounting Standards Board Statement ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). SFAS 115 requires the classification of investments in debt and equity securities with readily determined fair values as "held-to-maturity", "available-for-sale", or "trading". The Company's investments are comprised of affiliated mutual funds, classified as available-for-sale, and nonpublicly traded equity securities, classified as other investments. Unrealized gains or losses on available-for-sale investments are included as a separate component of accumulated other comprehensive income (loss). Securities purchased are recorded on a trade date basis.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, equipment, computer hardware and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities.

1. Nature of Business and Summary of Accounting Policies (continued)

Income taxes (continued)

Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under the currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred rent

The Company computes rent expense on a straight-line basis for operating leases that contain certain provisions for scheduled rent increases over the lease term. The difference between rent expense and rent payments over the lease term is recorded as a deferred rent liability.

Advertising costs

The Company expenses advertising costs as incurred.

Fair value of financial instruments

The financial instruments of the Company are recorded in the Balance Sheets at market values, which approximate fair value as defined by SFAS No. 107, *Disclosures about Fair Values of Financial Instruments*. The fair value of all other financial assets and liabilities, consisting primarily of cash, accounts receivables, prepayments, accounts payable and payroll and other expenses, are considered to approximate their recorded value as they are short-term in nature or are subject to frequent repricing.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income (loss)

The Company follows SFAS No. 130, *Reporting Comprehensive Income*, which establishes requirements for reporting and displaying comprehensive income (loss) and its components. SFAS No. 130 requires unrealized gains and losses on the Company's available-for-sale securities to be reported as accumulated other comprehensive income (loss).

1. Nature of Business and Summary of Accounting Policies (continued)

Accounting for stock-based compensation

The Company's stock option plan authorizes the granting of options to employees to acquire the Company's common stock. The Company accounts for stock-based compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and complies with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's common stock and the exercise price of the stock or option award. The Company amortizes deferred stock-based compensation recorded in connection with certain stock option grants over the vesting period of the related options. If a stock option is forfeited prior to vesting (or awarded stock is returned to the Company) because an employee fails to fulfill a service obligation, the estimate of stock-based compensation expense related to the unvested portion of an option recorded in previous periods is adjusted by decreasing compensation expense in the period of forfeiture.

In accordance with SFAS No. 123, the fair value of employee stock option grants has been estimated on the date of grant using the minimum value model. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Utilizing the minimum value model, the weighted average fair value of employee stock options granted during 2005 and 2004 was $0.33 and $0.28, respectively. There were no employee stock options granted during 2006.

The following assumptions were used in determining the fair value of options granted and warrants issued:

	2006	2005	2004
Weighted average risk-free interest rates	-	3.51%	3.00%
Expected lives	-	4 years	4 years
Expected divided yield	-	-	-
Volatility	-	-	-

1. Nature of Business and Summary of Accounting Policies (continued)

Accounting for stock-based compensation (continued)

Had stock-based compensation been determined based on fair value at the grant date consistent with the method prescribed by SFAS No. 123, the Company's net income (loss) would have been:

	2006	2005	2004
Net income (loss), as reported	$(391,572)	$(4,452,705)	$3,516,794
Add stock-based employee compensation expense (recovery) included in reported net income (loss)	-	4,688	32,969
Less stock-based employee compensation expense determined under fair-value-based method for all options, net of related tax effects	(70,717)	(140,301)	(313,720)
Net income (loss), proforma	$(462,289)	$(4,588,318)	$3,236,043

Recent accounting pronouncements

On December 16, 2004, the FASB issued SFAS No. 123R (revised 2004), *Share-Based Payment*, which eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. SFAS 123R also amends SFAS No. 95, *Statement of Cash Flows*, requiring the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as currently required. SFAS 123R is effective for annual reporting periods beginning after December 15, 2006.

Reclassifications

Certain reclassifications have been made to the previously issued 2005 and 2004 financial statements to conform to the 2006 financial statement presentation.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At October 31, 2006, the Company had net capital of $1,161,892 which was $1,079,131 in excess of its required net capital of $82,761. The Company's net capital ratio was 1.07 to 1.

3. Property and Equipment

Property and equipment consists of the following at October 31:

	2006	2005
Computers and equipment	$ 510,241	$ 845,736
Furniture and fixtures	341,851	559,373
Leasehold improvements	-	217,197
	852,092	1,622,306
Less accumulated depreciation and amortization	(764,406)	(1,364,951)
	$ 87,686	$ 257,355

Depreciation and amortization expense for the years ended October 31, 2006, 2005 and 2004 was $135,660, $159,931 and $213,153, respectively.

4. Investments

Investments consist of the following at October 31, 2006:

	Cost	Accumulated Unrealized Losses	Fair Value
Reported as available for sale			
Kelmoore Strategy	$ 70,915	$(32,049)	$38,866
Kelmoore Eagle Fund	39,568	(27,683)	11,885
Kelmoore Liberty Fund	2,169	(367)	1,802
	112,652	(60,099)	52,553
Other investments	35,500	-	35,500
	$148,152	$(60,099)	$88,053

4. Investments (continued)

Investments consist of the following at October 31, 2005:

	Cost	Accumulated Unrealized Losses	Fair Value
Reported as available for sale			
Kelmoore Strategy	$ 70,915	$(34,644)	$ 36,271
Kelmoore Eagle Fund	39,568	(27,255)	12,313
Kelmoore Variable Funds	100,000	(23,377)	76,623
Kelmoore Liberty Fund	2,170	(543)	1,627
	212,653	(85,819)	126,834
Other investments	35,500	-	35,500
	$248,153	$(85,819)	$162,334

5. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2006	2005	2004
Current			
Federal	$ -	$(174,663)	$470,297

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	2006	2005	2004
Deferred tax asset			
Federal and state net operating losses	$1,683,789	$ 983,534	$196,878
Fixed assets	41,291	43,168	41,376
State taxes	272	152,097	159,575
Provision for fund inquiry	146,443	942,480	-
Other	40,313	38,235	108,926
Total deferred tax assets	1,912,108	2,159,514	506,755
Valuation allowance	(1,912,108)	(2,159,514)	(306,772)
Deferred tax asset, net	$ -	$ -	$199,983

5. Income Taxes (continued)

As of October 31, 2006, the Company has net operating loss carryforwards for federal income tax purposes of approximately $3,913,210, which expire beginning in the year 2025. The Company also has California net operating loss carryforwards of approximately $6,059,996, which expire beginning in the year 2010. The Company has no federal or California research and development tax credits.

Utilization of the Company's net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

6. Stockholders' Equity

Preferred stock issuance

In March 2005, the Board of Directors and stockholders of the Company approved the creation of a second class of stock, Series A Preferred. The proposal offered current stockholders the opportunity to exchange their common stock of the Company ("Common Stock") for an equal number of shares of Series A Preferred Stock ("Preferred Stock"). Preferred Stock allows stockholders who are not interested in the decisions of the Company to obtain more rights as an investor, including priority in dividends and other distributions in exchange for a portion of voting rights. At October 31, 2005, nearly 200 stockholders accepted the offer for the Preferred Stock, leaving approximately 300 holders of Common Stock. As a result of the exchange, additional paid in capital of $2,755,659 was allocated between the Common Stock and the Preferred Stock based upon the additional paid in capital that was recorded when the exchanged shares of Common Stock were originally issued by the Company. During the year ended October 31, 2006, an additional 12,000 shares of Common Stock were exchanged for Preferred Stock.

6. Stockholders' Equity (continued)

Preferred stock issuance (continued)

Preferred Stock differs from Common Stock in that the Preferred Stock has superior dividend and liquidation preferences and 50% reduced voting power. The holders of Preferred Stock shall be entitled to receive dividends at the rate of $0.02 per share per annum if the Company's earnings, after the provision for federal and state income tax, from ordinary, continuing business operations as determined under generally accepted accounting principles and on a fully diluted basis, are greater than $0.30 per share. Such dividends shall be payable and in preference to payment of any dividend on Common Stock of the Company. If the Company's earnings, as calculated above, and on a fully diluted basis are greater than $0.40 per share, then the holders of Common Stock shall be entitled to receive dividends at the rate of $0.02 per share per annum. The holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership thereof, a liquidation preference of $2,332,073, which is equal to $0.25 per share. Preferred Stock will automatically convert into an equal amount of Common Stock (subject to certain adjustment for stock splits and combinations) immediately upon an initial public offering of the Company's securities. A holder of Preferred Stock may voluntarily convert into Common Stock at any time on a one-to-one basis (subject to certain adjustments for stock splits and combinations) provided such holder converts all Preferred Stock, subject to the approval of the Board in its sole discretion that the conversion by additional holders of Preferred Stock will not increase the number of holders of Common Stock to 500 or more.

Stock options plan

On August 3, 1999, the Company established The 1999 Kelmoore Investment Company, Inc. Stock Option Plan, (the "Plan") and reserved 6,000,000 shares for issuance under the Plan. The Company increased the authorized shares under the Plan to 10,000,000 shares in April 2000. The Plan provides for the granting of options to buy shares of common stock intended either to qualify as incentive stock options under the Internal Revenue Code or nonqualified stock options.

Non-qualified options are granted at 85% to 100% of the stated value of the Company's common stock as determined by the Board of Directors. Qualified options are granted similarly at the stated value of the Company's stock as determined by the Board of Directors. For the years ended October 31, 2005 and 2004, the Board of Directors established a stated value of $2.50 per share for the Company's common stock. The option price under the Plan is the fair value of the shares or 110% of such fair value in the case of a 10% stockholder, on the date of grant. Under the Plan, options generally vest over four years, 25% one year after grant, and 2.08% each subsequent month. These options are exercisable for a period of no more than ten years from the date of grant.

6. Stockholders' Equity (continued)

Stock options plan (continued)

The following is a summary of stock option activity for each of the three years ended October 31:

	Options Outstanding			Weighted Average Exercise Price Per Share
	Qualified	Non-Qualified	Total	
Outstanding at October 31, 2003	5,005,000	2,475,000	7,480,000	$1.181
Granted	1,000,000	150,000	1,150,000	$2.500
Cancelled	(355,000)	(400,000)	(755,000)	$0.978
Outstanding at October 31, 2004	5,650,000	2,225,000	7,875,000	$1.393
Granted	275,000	-	275,000	$2.500
Cancelled	(575,000)	(50,000)	(625,000)	$1.920
Outstanding at October 31, 2005	5,350,000	2,175,000	7,525,000	$1.356
Cancelled	(1,975,000)	(75,000)	(2,050,000)	$1.390
Outstanding at October 31, 2006	3,375,000	2,100,000	5,475,000	$1.384

The weighted average exercise price and fair value at October 31, 2006 were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.319 - $0.425	2,220,000	2.751	$0.372	2,220,000	$0.372
$0.50	625,000	3.189	$0.500	625,000	$0.500
$1.50	105,000	3.860	$1.500	105,000	$1.500
$2.125 - $2.50	2,525,000	5.631	$2.489	2,238,124	$2.487
	5,475,000	4.150	$1.384	5,188,124	$1.323

6. Stockholders' Equity (continued)

Stock options plan (continued)

In connection with certain stock option grants during 2005 and 2004, the Company has recognized unearned compensation that is being amortized over the vesting periods of the related options. Stock-based compensation recognized during the year ended October 31, 2005 and 2004 totaled $4,688 and $32,969, respectively. There was no stock-based compensation recognized during the year ended October 31, 2006.

7. Related-Party Transactions

The Company's related parties include substantially all employees because they are also shareholders. In addition, the Company's transactions with its affiliated Mutual Funds are related party transactions.

Notes receivable from certain officers/shareholders totaling $414,640 and $398,087 at October 31, 2006 and 2005, respectively, are included in amounts due from employees in the accompanying balance sheets. These notes bear interest at prime rate and repayment terms vary by employee.

Advances to certain employees totaling $2,760 and $5,760 at October 31, 2006 and 2005, respectively, are included in amounts due from employees in the accompanying balance sheets.

The Company provides investment advisory and administrative services for its affiliated Mutual Funds, for which it earned management fees totaling $4,521,593, $4,983,425 and $4,830,404, respectively, for the years ended October 31, 2006, 2005 and 2004. Management fees totaling $446,732 and $354,205 at October 31, 2006 and 2005, respectively, are included in accounts receivable from brokers, dealers and clearing organizations in the accompanying balance sheets.

During the year ended October 31, 2005, the Company entered into a transaction with an officer/shareholder of the Company, whereby the Company re-purchased 150,000 shares of Common Stock for $150,000. In lieu of cash, the Company forgave a receivable due from the officer/shareholder.

8. Commitments and Contingencies

The Company leases office space located in the Embarcadero Corporate Center in Palo Alto, California under a non-cancelable operating lease, which expires on February 28, 2013. In addition, the Company leases certain equipment and several vehicles; the lease vehicles are guaranteed by the majority shareholder. These expire at various times through May 2009.

8. Commitments and Contingencies (continued)

Future minimum payments under non-cancelable operating leases are as follows:

Year ending October 31,	
2007	$ 354,794
2008	337,679
2009	278,482
2010	257,578
2011	265,305
Thereafter	365,246
	$1,859,084

Rent expense for the years ended October 31, 2006, 2005 and 2004 was $513,484, $989,032 and $967,891, respectively.

Mutual fund inquiry

Subsequent to an inspection and examination of the Company, in March 2005, staff of the Securities and Exchange Commission's ("SEC") Office of Compliance Inspections and Examinations sent a letter to the Kelmoore Trusts requesting that the Trustees take certain corrective actions, including the possible refund of certain commissions paid to the Company. The SEC's Enforcement Division commenced an informal enforcement investigation later that month by requesting that the Trusts produce documents and that various officers and employees of the Company and Fund Trustees provide voluntary testimony. The Trustees cooperated with the SEC Staff's investigation and conducted their own review of the issues involved in the investigation. The Trustees requested, and the Company agreed, to reimburse the Funds in the amount of approximately $1.7 million plus interest of approximately $160,000, representing a portion of the brokerage commissions paid to the Company by the Trusts during the period from July 1, 2003 through December 31, 2004. At October 31, 2005, management accrued $2.2 million in connection with this claim and its estimated costs. This amount is included in accrued payroll and other expenses in the accompanying balance sheets. On February 24, 2006, the Company made a lump sum payment to the Funds in the amount of $1.5 million, with the balance plus interest to be reimbursed to the Funds over time by temporarily waiving a portion of the Company's investment advisory fee charged to the Funds in the amount of 10 basis points starting in April 2006. At October 31, 2006, the remaining balance due to the Trusts was approximately $199,000. At October 31, 2006, the Company had an escrow fund in the amount of $100,000 related to the estimated penalties that would be levied by the SEC. This amount is included in other assets in the accompanying balance sheets.

8. Commitments and Contingencies (continued)

Mutual fund inquiry (continued)

In January 2005, prior to the receipt of the SEC letter, the Company substantially lowered its commission rates for all options trades performed on behalf of the Trusts, as a response to changes in the markets. In November 2005, in response to SEC rule changes, the Company restructured its business model. All discretionary functions rendered on behalf of the Mutual Funds by the Company are performed in its capacity as investment advisor so that any brokerage services rendered on behalf of the Mutual Funds by the Company acting in its capacity as broker-dealer would be for non-discretionary execution functions. The Company further reduced its broker commission rates for options trades made on behalf of the Mutual Funds. These changes have resulted in a substantial decrease in the Company's revenues and have necessitated severe cost cutting measures internally at the Company.

Other matters

In the normal course of business, the Company is also subject to pending and threatened legal action and proceedings. Management has reviewed all pending and threatened actions with counsel and believes that the outcome of such actions or proceedings is not expected to have a material effect on the financial position or results of operations of the Company.

9. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

The securities owned by the Company are on deposit with the clearing broker and together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, as well as with other brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to market risk. The risk of default depends on the creditworthiness of the issuer of the instrument. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits.

10. Retirement Plan

The Company has a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to 20% of their salary, subject to Internal Revenue Services limits. Under the terms of the plan, the Company may elect to contribute up to 7.5% of the employees' qualified compensation. The Company elected not to make a contribution in 2006 or 2005. For the year ended October 31, 2004, the Company contributed $61,512.

11. Prior Period Adjustments

During 2004, the Company incorrectly reflected the realized loss on the sale of available-for-sale securities. The correction of this error decreased net income as previously reported by $31,323.

During 2005, the Company incorrectly reflected compensation expense by $86,458 relating to the cancellation of options. Additionally, the Company understated its federal income tax receivable by $374,646. The correction of these errors decreased net loss as previously reported by $288,188.

SUPPLEMENTARY INFORMATION

KELMOORE INVESTMENT COMPANY, INC.
Schedule I - Computation of Net Capital
For the Year Ended October 31, 2006

Computation of net capital		
Stockholder's equity at October 31, 2006		$2,318,885
Non-allowable assets		(1,113,610)
Net capital before haircut on securities position		1,205,275
Haircut on securities		(43,383)
Net capital		$1,161,892
Aggregate indebtedness		$1,241,416
Computation of net capital requirement		
Net capital requirement (6 2/3% of aggregate indebtedness)	(A)	$ 82,761
Minimum dollar net capital requirement	(B)	$ 25,000
Net capital requirement (greater of (A) or (B))		$ 82,761
Excess net capital (net capital, less net capital requirement)		$1,079,131
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$1,037,750
Aggregate indebtedness to net capital		1.07:1

KELMOORE INVESTMENT COMPANY, INC.
Schedule II - Reserve Requirements
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended October 31, 2006

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants
12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Kelmoore Investment Company, Inc.
Palo Alto, California

In planning and performing our audit of the financial statements and supplemental schedules of Kelmoore Investment Company, Inc. (the "Company") for the year ended October 31, 2006, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

SAN FRANCISCO • SAN JOSE • IRVINE



The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended October 31, 2006, and this report does not affect our report thereon dated December 20, 2006. As discussed in Note 11, these matters related to the recording of stock options and income tax expense.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Armanino McKenna LLP

ARMANINO McKENNA LLP

December 20, 2006

END